UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-32876

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Wyndham Worldwide Corporation
Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Assets Available for Benefits for the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at Year End) as of December 31, 2007	10

Form 5500, Schedule H, Part IV, Line 4a—Delinquent Participant Contributions for the Year Ended December 31, 2007	11

SIGNATURE	12

EXHIBIT:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Wyndham Worldwide Corporation Employee Savings Plan:
We have audited the accompanying statements of assets available for benefits of Wyndham Worldwide Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, the financial statements include investments valued at approximately $39.6 million (12% of assets) and $32.2 million (12% of assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the fund managers.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets (Held at Year End) as of December 31, 2007, and (2) Delinquent Participant Contribution for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the 2007 basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 20, 2008

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$101,391	$58,742
Mutual funds	203,355,927	175,291,493
Common/collective trusts	95,944,307	71,835,192
Common stock	6,541,775	7,696,961
Participant loans	13,605,741	11,432,176

Total investments	319,549,141	266,314,564

RECEIVABLES:
Employer contribution receivable	790,605	1,358,635
Employee contribution receivable	1,429,456	2,432,995
Accrued investment income	25,103	4,357

Total receivables	2,245,164	3,795,987

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	321,794,305	270,110,551

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	340,268	606,874

ASSETS AVAILABLE FOR BENEFITS	$322,134,573	$270,717,425

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM AUGUST 1, 2006 (INCEPTION) TO DECEMBER 31, 2006

	2007	2006
ADDITIONS:
Contributions:
Employee contributions	$39,515,429	$16,538,685
Employer contributions	22,918,047	9,534,250

Total contributions	62,433,476	26,072,935

Net investment income:
Net appreciation in fair value of investments	1,756,064	20,397,400
Dividends	16,497,779	7,783,064
Interest	1,002,984	261,702

Net investment income	19,256,827	28,442,166

DEDUCTIONS:
Benefits paid to participants	31,958,286	6,278,232

INCREASE IN ASSETS	49,732,017	48,236,869

NET TRANSFERS INTO THE PLAN	1,685,131	222,480,556

ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	270,717,425	—

END OF YEAR	$322,134,573	$270,717,425

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company”) separation from Cendant Corporation (“Cendant”).

Merrill Lynch Trust Company, FSB (the “Trustee” or “Merrill Lynch”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

On July 31, 2006, Cendant completed the spin-off of the Company and distributed one share of the Company’s common stock for every five shares of outstanding Cendant Corporation common stock held on July 21, 2006. Upon the separation and distribution of the Company to Cendant’s stockholders, employees of the Company commenced participation in the Plan. Accordingly, assets associated with the account balances of employees of the Company totaling approximately $222.5 million were transferred from the Cendant Corporation Employee Savings Plan to the Plan.

During June 2007, assets of approximately $1.7 million associated with the Pahio Vacation Ownership, Inc. 401(k) Profit Sharing Plan and the Pahio Resorts, Inc. 401(k) Profit Sharing Plan (“Pahio plans”) were merged into the Plan.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts and Wyndham Worldwide common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. All employer contributions are 100% vested.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—As all employer matched amounts are 100% vested, the Plan does not have any forfeitures. Prior to being merged into the Plan, the Pahio plans recorded forfeitures of $18,243. Such forfeiture amount was merged into the Plan during June 2007 and will be used in 2008 to reduce future employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents —The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Administrative Expenses—Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $195,322 and $112,312 at December 31, 2007 and 2006, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. A portion of the Plan’s investments in common/collective trusts consist of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust fund is valued at fair market value of the underlying investments and then adjusted to contract value. The fair value recorded in the Plan’s financial statements for such fund was approximately $39.6 million and $32.2 million at December 31, 2007 and 2006, respectively. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. Loans to participants are valued at outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2007 and 2006, realized gains and losses on investments sold during the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the Merrill Lynch Retirement Preservation Trust divided by the contract value of net assets held in the Merrill Lynch Retirement Preservation Trust.

New Accounting Pronouncements

Fair Value Measurements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan Administrator has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. The Plan Administrator is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its assets available for benefits and changes in assets available for benefits for when such statement is adopted.

Fair Value Option—In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan adopted SFAS No. 159 on January 1, 2008, as required, but elected not remeasure any assets. Therefore, there was no impact on the Plan’s financial statements resulting from the adoption.

3.	FEDERAL INCOME TAX STATUS

The Plan and related trust are designed in accordance with applicable sections of the IRC. A determination letter request was sent in January 2007 and is pending with the Internal Revenue Service (“IRS”).

However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2007
	Number
	of Shares	Value
American Funds Growth Fund of America	1,044,420	$35,510,246
Davis New York Venture Fund	678,334	27,438,619
Harbor Small Cap Value Fund	853,776	16,990,148
ING International Value Fund	1,235,060	22,947,417
Merrill Lynch Retirement Preservation Trust*	37,467,289	37,467,289
Oppenheimer OFITC Emerging Markets Equity Fund II	941,789	30,655,226
Pimco Total Return Fund	2,970,356	31,753,101

	2006
	Number
	of Shares	Value
Davis New York Venture Fund	568,150	$22,129,458
DWS RREEF Real Estate Securities Fund	576,287	15,288,881
Harbor Small Cap Value Fund	798,872	17,127,821
ING International Value Fund	923,061	18,996,586
Merrill Lynch Equity Index Trust XII	856,520	14,286,752
Merrill Lynch Retirement Preservation Trust*	31,333,864	31,333,864
MFS Mass Investors Growth Stock Fund	1,591,100	22,068,557
Oppenheimer OFITC Emerging Markets Equity Fund II	757,175	18,338,773
Pimco Total Return Fund	2,483,761	25,781,439

*	The contract value was approximately $37.8 million and $31.9 million at December 31, 2007 and 2006, respectively.
During the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$(4,448,382)	$11,400,142
Common/collective trusts	8,813,662	9,865,156
Common stock	(2,609,216)	(867,898)

Net appreciation in fair value of investments	$1,756,064	$20,397,400

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

At December 31, 2007, the Plan held approximately 261,000 and 30,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $8.4 million and $0.6 million, respectively, and a fair value of approximately $6.2 million and $0.4 million, respectively. At December 31, 2006, the Plan held approximately 127,000, 40,000 and 91,000 shares of common stock of Wyndham Worldwide Corporation, Avis Budget Group, Inc. and Realogy Corporation, respectively, with a cost basis of approximately $3.2 million, $3.2 million and $1.5 million, respectively, and fair market value of approximately $4.1 million, $0.9 million and $2.8 million, respectively. During the year ended December 31, 2007 and the period from August 1, 2006 (inception) to December 31, 2006, the Plan recorded dividend income of approximately $1.7 million and $0.6 million, respectively, from its investments in the Merrill Lynch Retirement Preservation Trust.

6.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the plan year ended December 31, 2007, the Company inadvertently failed to make deposits of $4,891 of participant contributions within the timeframe required by the United States Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company intends to remit the delinquent participant contributions, file a Form 5330 with the IRS and pay the required excise tax on the transactions by July 31, 2008. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006:

	2007	2006
Assets available for benefits per the financial statements	$322,134,573	$270,717,425
Less: Amounts allocated to withdrawing participants	(195,322)	(112,312)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(340,268)	(606,874)

Assets available for benefits per Form 5500	$321,598,983	$269,998,239

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Benefits paid to participants per the financial statements	$31,958,286
Add: Amounts allocated to withdrawing participants at December 31, 2007	195,322
Less: Amounts allocated to withdrawing participants at December 31, 2006	(112,312)

Benefits paid to participants per Form 5500	$32,041,296

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

     The following is a reconciliation of the increase in assets per the financial statements to Form 5500 for the year ended December 31, 2007:

2007
Increase in assets per the financial statements	$49,732,017
Less: Amounts allocated to withdrawing participants	(195,322)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(340,268)

Increase in assets per Form 5500	$49,196,427

*****

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at Year End)
As of December 31, 2007

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Alger Small Cap Growth Fund	Mutual fund		$5,141,889
	Allianz CCM Capital Appreciation Fund	Mutual fund		3,967,897
	American Funds Growth Fund of America	Mutual fund		35,510,246
	Davis New York Venture Fund	Mutual fund		27,438,619
	DWS RREEF Real Estate Securities Fund	Mutual fund		9,271,575
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		1,179
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		25,159
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		10,568
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		6,436
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		29,882
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		212,532
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		83,125
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		63,889
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		54,512
	Harbor Mid Cap Value Fund	Mutual fund		11,860,817
	Harbor Small Cap Value Fund	Mutual fund		16,990,148
	ING International Value Fund	Mutual fund		22,947,417
	Lord Abbett Bond Debenture Fund	Mutual fund		3,101,501
	MFS Mid Cap Growth Fund	Mutual fund		6,035,011
	The Oakmark Equity & Income Fund	Mutual fund		8,210,281
	Oppenheimer Quest Balanced Fund	Mutual fund		7,958,758
	Pimco Total Return Fund	Mutual fund		31,753,101
	Pioneer Mid Cap Value Fund	Mutual fund		12,681,385
*	Merrill Lynch Equity Index Trust XII	Common/collective trust		14,849,421
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		37,467,289
	Oppenheimer OFITC Emerging Markets Equity Fund II	Common/collective trust		30,655,226
	Oppenheimer OFITC International Growth Fund II	Common/collective trust		12,972,371
*	Wyndham Worldwide Corporation	Common stock		6,150,047
*	Avis Budget Group, Inc.	Common stock		391,728
*	Various participants	Loans to participants***		13,605,741
	Cash and cash equivalents			101,391

	Total			$319,549,141

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

***	Maturity dates range from 1/3/08 to 2/10/26. Interest rates range from 5.00% to 11.50%.

****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4a – Delinquent Participant Contributions
For The Year Ended December 31, 2007
Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?

Yes  X        No

Identity of Party	Relationship of Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount
Wyndham Worldwide	Employer/Plan Sponsor	Participant contributions for employees were not	$4,891
Corporation		funded within the time period prescribed
by D.O.L. Regulation 2510.3-102.
The August 3, 2007 and September 28, 2007
participant contributions will be deposited by
July 31, 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan
By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President, Chief Human Resources Officer Wyndham Worldwide Corporation

Date: June 20, 2008